SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Genta Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                       Monica C. Lord, Esq.
Paramount Capital Asset                                     Kramer, Levin,
   Management, Inc.                                           Naftalis & Frankel
787 Seventh Avenue                                          919 Third Avenue
New York, NY 10019                                          New York, NY  10022
(212) 554-4372                                              (212) 715-9100

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 27, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   |-|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     15,332,946
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                                15,332,946
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,332,946
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           69.2% (41.0% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 41.0% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     5,326,417
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        5,326,417
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,326,417
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.0% (14.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 14.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     10,006,529
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        10,006,529
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,006,529
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.1% (26.8% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 26.8% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                    7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            822,491**
                  OWNED BY                  ------------------------------------
                    EACH                      8         SHARED VOTING POWER
                 REPORTING
                   PERSON                               15,332,946
                    WITH                    ------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        822,491**
                                            ------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        15,332,946
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 16,155,437**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 72.9% (43.2% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

** Does not include approximately 1,951,801 and 92,101 shares of Common Stock issuable, respectively, upon conversion and exercise of approximately 18,420 shares of Series D Preferred Stock and Class D Warrants issuable upon exercise of Advisory Warrants, which are not exercisable within 60 days of July 27, 1998.

*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, Lindsay
A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 43.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 6 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mr. Michael S. Weiss
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 PF (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                                 148,354
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               None**
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        148,354
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        None**
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 148,354**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.4% (0.5% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
** Does not include approximately 502,993 and 23,735 shares of Common Stock issuable, respectively, upon conversion and exercise of approximately 4,747 shares of Series D Preferred Stock and Class D Warrants issuable upon exercise of Advisory Warrants, which are not exercisable within 60 days of July 27, 1998, that are held by an entity of which Mr. Weiss is the managing member.

*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 0.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D


         This Amendment No. 5 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule").

ITEM 2.  IDENTITY AND BACKGROUND.

         The information contained in Item 2 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons") and Mr. Michael S. Weiss (together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit AA which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Mr. Weiss and the Aries Reporting Persons have made, and will continue to make, their own investment decisions. The investment decisions of Mr. Weiss may or may not coincide with the decisions made by the Aries Reporting Persons. Each Filing Person expressly disclaims Mr. Weiss' membership in a "group" with the Aries Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

     (b) The business address of Paramount Capital, Aries Domestic, Dr. Rosenwald and Mr. Weiss is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership incorporated in Delaware. Paramount Capital is the

--------
/1/ Please see Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
/2/ Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.


                               Page 7 of 11 Pages

          Investment Manager to Aries Trust,/3/ a Cayman Islands Trust. Mr. Weiss is a Senior Managing Director of Paramount Capital, Inc. ("PCI") and also is a Director and Vice Chairman of the Issuer's Board of Directors.

     (d) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Mr. Weiss, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris- diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald and Mr. Weiss are citizens of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information contained in Item 3 to the Schedule is hereby amended by adding the following:

         On July 27, 1998, Aries Trust and Aries Domestic entered into a Letter Agreement whereby they purchased an aggregate of 40,000 shares of Series A
Preferred Stock, from the holder thereof. Aries Trust used $225,000 of its general funds to purchase 30,000 shares of Series A Preferred Stock, which shares are convertible into 217,654 shares of Common Stock. Aries Domestic used $75,000 of its general funds to purchase 10,000 shares of Series A Preferred Stock, which shares are convertible into 72,551 shares of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a) As of December 29, 1997: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory

--------

/3/ Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 8 of 11 Pages

          Warrants, may be deemed beneficially to own 16,155,437 shares or 72.9% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 15,332,946 shares or 69.2% of the Issuer's Common Stock; and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following numbers of shares of Common
          Stock:


          Aries Domestic              5,326,417
          Aries Trust                10,006,529
          Mr. Weiss                     148,354

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

          The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 27, 1998, Dr. Rosenwald and Paramount Capital may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 43.2% and 41.0%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

     (c)  Other than the  purchase of Series A Preferred  Stock on July 27, 1998
          (see  Item  3),  the  Reporting   Persons  have  not  engaged  in  any
          transactions in the Common Stock of the Issuer in the past 60 days.

 (d)&(e)  Not applicable.


                               Page 9 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 6 to the Schedule is hereby amended by adding the following:

         On July 27, 1998, Aries Trust and Aries Domestic entered into a Letter Agreement, pursuant to which Aries Trust and Aries Domestic purchased shares of Series A Preferred Stock (see Item 3).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 7 to the Schedule is hereby amended by adding the following:

         Exhibit AA:          Agreement of Joint Filing of Schedule 13D dated as
                              of July 31, 1998.

         Exhibit AB:          Letter  Agreement   between  Aries  Trust,   Aries
                              Domestic  and   Highbridge   Capital   Corporation
                              relating  to the  purchase  of Series A  Preferred
                              Stock.


                               Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   July 31, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   July 31, 1997
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss


                               Page 11 of 11 Pages

                                   Exhibit AA


                                   EXHIBIT AA

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The  undersigned   hereby  agree  jointly  to  prepare  and  file  with
regulatory  authorities  a  Schedule  13D  and  any  future  amendments  thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   July 31, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   July 31, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   July 31, 1997
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss

                                   Exhibit AB

                                                                   July 27, 1998


VIA FACSIMILE 759-6010
----------------------

Highbridge Capital Corporation
c/o Highbridge Capital Management, LLC
767 Fifth Avenue
23rd Floor
New York, NY 10153
ATTN: Ron Resnick

         Re: Letter Agreement

         This letter agreement (the "Agreement") sets forth the entire understanding among the Aries Fund, a Series of The Aries Trust, a Cayman Island Trust (the "Trust"), the Aries Domestic Fund, L.P., a Delaware limited partnership (the "Partnership", and collectively with the Trust, the "Funds" or the "Purchasers")) and Highbridge Capital Corporation (the "Seller") with respect to the purchase of an aggregate of 40,000 shares of Series A Preferred Stock (the "Shares") of Genta Incorporated (the "Company") (together with any and all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital, Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this Agreement), if any) by the Funds and from the Seller:

Purchasers:                   The Aries  Fund,  a Series of The Aries  Trust,  a
                              Cayman Island Trust

                              The Aries Domestic Fund, L.P., a Delaware limited partnership

                              The allocation as between the Trust and the Partnership is set forth on Schedule A attached hereto.

Aggregate Price:              $300,000

Transaction:                  Subject  to the  terms  and  conditions  set forth
                              herein,  the  Seller  hereby  agrees  to sell  and
                              transfer  to the  Purchasers,  and the  Purchasers
                              hereby  agree to purchase  from the Seller for the
                              Aggregate Price, the Shares (together with any and
                              all  rights,  claims  and  causes of action of any
                              kind,  known or  unknown,  contingent  or matured,
                              arising   out   of   or   relating   to   Seller's
                              acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital,

                              Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this agreement), if any) at the Closing (as defined below) for the Aggregate Price set forth above. At such Closing, the Seller, or its nominee, will deliver to the Funds certificates for the Shares with duly endorsed stock powers, against payment of the purchase price therefor by the Funds, by wire transfer or certified check, at the Seller's option, payable to the Seller.

Closing: Shall take place on the date hereof or at such other time and place as mutually agreed to by the parties.

Conditions to
Purchasers'sObligations:      The  obligation of the  Purchasers to purchase and
                              pay for the  Shares at the  Closing  is subject to
                              the  satisfaction  on or  prior to the date of the
                              Closing  of the  following  conditions,  which may
                              only  be  waived  by   written   consent   of  the
                              Purchasers:

                              (a) all of the representations and warranties of the Seller contained in this Agreement shall be true and correct at and as of the date of the Closing with the same effect as if made on the date of the Closing, except to the extent of changes caused by the transactions contemplated hereby;

                              (b) all of the covenants and agreements of the Seller contained in this Agreement and required to be performed on or prior to the date of the Closing shall have been performed in a manner satisfactory in all respects to the Purchasers;

                              (c) no action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

                              (d) the Purchasers shall have received such certificates, assignments of rights and such other documents and instruments as the Purchasers may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

Conditions to Seller's
Obligations:                  The obligation of the Seller to sell the Shares to
                              Purchasers as set forth herein at the Closing is subject to the satisfaction on or prior to the date of the Closing of the following conditions, which may only be waived by written consent of the
                              Seller:

                              (a) all of the covenants and agreements of the Purchasers contained in this Agreement and required to be performed on or prior to the date of the Closing shall have been performed in a manner satisfactory in all respects to the Seller;

                              (b) all of the representations and warranties of the Purchasers contained in this Agreement shall be true and correct at and as of the date of the Closing with the same effect as if made on the date of the Closing, except to the extent of changes caused by the transactions contemplated hereby;

                              (c) no action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

Seller's Representations
and Warranties:               Seller  represents and warranties to the Purchaser
                              acquiring its shares hereunder as follows:

                              (a) the Seller has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement;

                              (b) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Seller's charter or by-laws, or (ii) conflict with, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Seller is a party or by which the Seller is bound or to which any of its assets is subject;

                              (c) the Seller has no obligation to pay any fees or commissions to any broker, finder, agent, financial person or other intermediary with respect to the transactions contemplated by this Agreement for which the Purchasers could become liable;

                              (d) the Seller is the holder of record of, to the best of its knowledge, and beneficially owns, the Shares free and clear of any restrictions on transfer (other than any restrictions under the Act (as defined below), and state securities laws), taxes, security interests, warrants, options, purchase rights, contracts, commitments, equities, claims and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer or otherwise dispose of any capital stock of the Company (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company. All of the Shares are validly issued, fully paid and non-assessable; and

                              (e) to the best of the Seller's knowledge, the rights assigned and transferred by the Seller to the Purchasers pursuant to this Agreement shall be, upon consummation of the Closing, enforceable against the Company by the Funds as assignee of Seller after the date of the Closing in accordance with the terms hereof.

                              (f) the Seller acknowledges that in agreeing to purchase the Shares, the Purchaser is relying upon the truth and accuracy of each of the Sellers' acknowledgments, covenants, representations and warranties contained herein.

The Purchasers'
Representations
and Warranties:               Each of the Purchasers  represents and warrants to
                              the Seller as follows:

                              (a) the Purchasers have full power and authority to enter into this Agreement and to perform their obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of each of the Purchasers, enforceable in accordance with its terms and conditions. The Purchasers need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement;

                              (b) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Funds' certificate of limited partnership, partnership agreement, declaration of trust, trust agreement or other organizational document, or (ii) conflict with, result in the acceleration of, create in any party the right to accelerate, terminate, modify, cancel or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which any of the Purchasers is a party or by which any of the Purchasers is bound or to which any of its assets is subject;

                              (c) the Purchasers have no obligation to pay any fees or commissions to any broker, finder, agent, financial person or other intermediary with respect to the transactions contemplated by this Agreement for which the Seller could become liable;

                              (d) the Purchasers are not acquiring the Shares with a view to, or for, sale in connection with any distribution thereof within the meaning of the Act. Each of the Purchasers is acquiring the Shares to be purchased by it for its own account, beneficially and not as a nominee for or for the account of another. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act");

                              (e) the Purchasers have received a copy of the Prospectus dated February 1, 1996 covering the resale of the Shares;

                              (f) each of the Purchasers represents and warrants that the purchase of the Shares was not solicited directly or indirectly by the Seller or Highbridge Capital Management, LLC, or any of their respective officers and directors or employees;

                              (g) each of the Purchasers understands that it may be necessary to hold the Shares for an indefinite period, and each of the Purchasers is able to bear the economic risk of the investment in the Shares;

                              (h) the Shares were not offered or sold to Purchasers by any form of general solicitation or general advertising. Each of the Purchasers acknowledges that the Shares are "restricted securities" within the meaning of the Act (as defined below), because the Shares have not been registered under the Act or any securities or "blue sky" laws of any jurisdiction on the ground that the original sale and purchase contemplated hereby are exempt from registration under the Act and such jurisdiction's laws;

                              (i) each of the Purchasers has such knowledge and experience in financial, tax, and business matters (including without limitation, professional experience trading securities with terms and characteristics similar to the Shares) to be capable of evaluating the merits and risks of investments in, and disposition of, restricted securities such as the Shares; and

                              (j) each of the Purchasers acknowledges that in agreeing to sell the Shares, the Seller is relying upon the truth and accuracy of each of the
                              Purchasers'      acknowledgments,       covenants,
                              representations and warranties contained herein.

Additional Provision:         The Seller (i) has been afforded an opportunity to
                              make  such  inquiry  regarding  the  business  and
                              affairs   of  the   Company   as  it  has   deemed
                              appropriate,  (ii) has made an  evaluation  of the
                              prospects of the Company,  (iii)  acknowledges and
                              understands  that the Funds have  previously  made
                              and  retain  a   substantial   investment  in  the
                              Company,   and  may  have   superior   access   to
                              information  regarding  its affairs and  prospects
                              which,  if known to the Seller,  might be material
                              to  the  Seller   decisions  to  enter  into  this
                              Agreement, (iv) acknowledges and understands that the Funds may possess and may come into possession of certain information which is not known to the Seller and which may be material to a decision to acquire and/or sell the Shares, and (v) have such knowledge and experience in financial and business matters to enable them to evaluate the merits and risks of the transactions contemplated by this Agreement.

Covenants of the
Seller: (a) Until closing, the Seller shall take no action to enforce their rights as Series A or common stockholders (i) under the Company's Amended and Restated Articles of Incorporation, (ii) pursuant to the Unit Purchase Agreement (as defined below) or (iii) by contract, at common law, by statute, rule or regulation or otherwise at law or equity, with respect to the Shares (including any common stock into which the Shares are convertible).

                              (b) Along with the transfer of the Shares, the Seller hereby assigns to the Funds the following rights, if any: (a) all rights of Seller under the September 23, 1993 Unit Purchase Agreement, pursuant to which the Seller purchased the Shares (the "Unit Purchase Agreement"), with respect to the Shares; (b) all rights of the Seller granted to the Seller under the Company's Amended and Restated Articles of Incorporation and/or bylaws with respect to the Shares; (c) all rights, claims and causes of action of any kind, known or unknown, contingent or matured, arising out of or relating to Seller's acquisition, ownership or sale of such Shares which such Seller has or may have against the Company, the Funds, Paramount Capital, Inc., Paramount Capital Asset Management, Inc. or any of their respective present or former officers, directors, employees, shareholders, affiliates, agents or advisors (other than claims arising out of this agreement)) and (d) any other rights of the Seller with respect to the Shares whether by contract, at common law, by statute, rule or regulation or otherwise at law or equity.

Indemnification:              Seller  agrees to indemnify and hold harmless each
                              of  the   Purchasers,   each  officer,   director,
                              stockholder,  employee,  agent and counsel of each
                              of the  Purchasers  and each  person,  if any, who
                              controls each of the Purchasers within the meaning
                              of  Section  15 of the  Securities  Act or Section
                              20(a)  of  the  Exchange  Act,  and  each  of  the
                              Purchasers  agrees to indemnify  and hold harmless
                              the Seller, each officer,  director,  stockholder,
                              employee,  agent,  counsel  of the Seller and each
                              person, if any, who controls the Seller within the
                              meaning  of Section  15 of the  Securities  Act or
                              Section 20(a) of the Exchange Act from and against
                              any and all losses, claims, liabilities, expenses,
                              charges and damages  (including any investigative,
                              legal and other expenses,  reasonably  incurred in
                              connection with, and any amount paid in settlement
                              of, any action,  suit or  proceeding  or any claim
                              asserted),  to  which  they  or any of  them,  may
                              become  subject  under  the  Securities  Act,  the
                              Exchange Act or other  Federal or state  statutory
                              law or  regulation,  at common  law or  otherwise,
                              insofar  as  such  losses,  claims,   liabilities,
                              expenses, charges or damages arise out of or are based on any inaccuracy in, or any breach of, any representation, warranty, covenant or agreement of the Seller or either Purchaser, as the case may be, contained in this Agreement.

                              The Seller and each of the Purchasers agree that they will not, without the prior written consent of the other, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder, unless such settlement, compromise, or consent includes an unconditional release of the other from all liability arising out of such claim, action, suit or proceeding.

Non-solicitation:             Pending  the   Closing,   the  Seller  shall  not,
                              directly  or  indirectly,   through  any  officer,
                              director, agent or otherwise, negotiate or discuss with any third party, any proposal with respect to a sale or any other transaction regarding the Shares or the shares of common stock underlying the Shares, other than to notify the Company of the Seller's intent to sell as required in the Unit Purchase Agreement.

Miscellaneous:                (a) All representations, warranties, covenants and
                              agreements contained in this Agreement,  or in any
                              document,  exhibit, schedule or certificate by any
                              party  delivered  in  connection   herewith  shall
                              survive  the   execution   and  delivery  of  this
                              Agreement  and  the  date of the  Closing  and the
                              consummation of the transactions
                              contemplated    hereby,    regardless    of    any
                              investigation made by any of the Purchasers or Seller or on their behalf.

                              (b) The parties hereto shall not disclose to any party (other than their respective advisors) the content or the existence of this letter agreement or the transactions contemplated herein, except as may be required by law, until such time as the closing has occurred.

                              (c) The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New York without giving effect to principles of conflicts of law.

                              (d) No waiver by any party of any breach of any term, provision or condition of this Agreement will be deemed a waiver of a similar or dissimilar condition or provision at the same time, or any prior or subsequent time.

         This letter shall constitute the definitive agreement with respect to the purchase of the Shares and is intended to be binding upon the parties. If the foregoing accurately reflects your understanding of the definitive terms pursuant to which the Purchasers will acquire the above referenced Shares, please so indicate by signing this letter agreement on the space provided below and returning a facsimile copy of this letter to us at (212) 554-4355, whereupon this Agreement shall constitute a binding agreement among us.

                              Sincerely,

                              THE ARIES TRUST


                              By: /s/ Lindsay A. Rosenwald
                              ----------------------------
                                      Lindsay A. Rosenwald, M.D., President
                                      Paramount Capital Asset Management, Inc.
                                      Investment Advisor to The Aries Trust


                              ARIES DOMESTIC FUND, L.P.


                              By: /s/ Lindsay A. Rosenwald
                              ----------------------------
                                      Lindsay A. Rosenwald, M.D., President
                                      Paramount Capital Asset Management, Inc.
                                      General Partner, Aries Domestic Fund L.P.

AGREED TO AND ACCEPTED AS OF
THE DATE FIRST WRITTEN ABOVE:

HIGHBRIDGE CAPITAL CORPORATION
by HIGHBRIDGE CAPITAL MANAGEMENT, LLC


By: ____________________________
Name:
Title:

                                    EXHIBIT A

------------------------------------------------------------------------------------------------------------------------------------
SELLER                                       CUSTODIAN             SHARES               SALE PRICE    PURCHASER
                                                                  PURCHASED
------------------------------------------------------------------------------------------------------------------------------------
Highbridge Capital Corporation              Bear Stearns           10,000                 $75,000     Aries Domestic Fund, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Highbridge Capital Corporation              Bear Stearns           30,000                $225,000     The Aries Fund
------------------------------------------------------------------------------------------------------------------------------------